Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK OF RACKSPACE TECHNOLOGY, INC. REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020, Rackspace Technology, Inc. (“Rackspace Technology”, the “Company,” “we,” “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock par value $0.01 per share. The following description of Rackspace Technology’s capital stock summarizes certain material terms of our amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”) and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, and the Delaware General Corporation Law, or the DGCL.
References to “Apollo Funds” refer to certain investment funds managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”). Defined terms used herein, but otherwise not defined shall have the meaning ascribed to them in this Annual Report on Form 10-K.
General
Pursuant to our certificate of incorporation, our capital stock consists of 1,500,000,000 authorized shares, of which 1,495,000,000 shares, par value $0.01 per share, are be designated as “common stock” and 5,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” As of December 31, 2020, there were 201,812,709 shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.
Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.
Liquidation Rights. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.
Other Matters. Holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may designate and issue in the future.

Preferred Stock
Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences, participating, optional or other special rights (if any) and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.
Composition of Board of Directors; Election and Removal of Directors
In accordance with our certificate of incorporation and our bylaws, the number of directors comprising our board of directors is determined from time to time exclusively by our board of directors; provided that the number of directors shall not be less than three and shall not exceed 15. Our certificate of incorporation provides for a board of directors divided into three classes (each as nearly as equal as possible and with directors in each class serving staggered three-year terms), initially consisting of three directors in Class I, three directors in Class II and four directors in Class III. See “—Certain Corporate Anti-takeover Provisions—Classified Board of Directors.”
Under our Investor Rights Agreements (defined below), Apollo and its affiliates have the right, but not the obligation, at any time until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number). We refer to the directors nominated by Apollo and its affiliates based on such percentage ownership as the “Apollo Board Nominees.” Under the investor rights agreement we entered into on November 3, 2016 in connection with the Inception Parent, Inc.’s acquisition of Rackspace Hosting, Inc. (the “Rackspace Acquisition”) with Searchlight Capital II, L.P. (“Searchlight Capital II”) and Searchlight Capital II PV, L.P. (together with Searchlight Capital II, “Searchlight”) and one of the Apollo Funds (as amended and restated, the “SCP Investor Rights Agreement”), Searchlight has the right, but not the obligation, to nominate one person to serve as a director as long as Searchlight and its affiliates’ ownership of our common stock exceeds a specified threshold. We refer to the director nominated by Searchlight based on such threshold as the “Searchlight Board Nominee.” Under the investor rights agreement we entered into on August 7, 2020 with one of the Apollo Funds, ABRY Partners, LLC (“ABRY I”) and ABRY Partners II, LLC (“ABRY II” and, together with ABRY I, “ABRY”) (the “ABRY Investor Rights Agreement” and, together with the SCP Investor Rights Agreement, the “Investor Rights Agreements”), ABRY Partners VIII, L.P., (“ABRY VIII”) has the right, but not the obligation, to nominate one person to serve as a director as long as ABRY and its affiliates’ ownership of our common stock exceeds a specified threshold. We refer to the director nominated by ABRY based on such threshold as the “ABRY Board Nominee.”
Each director is to hold office for a three year term and until the annual meeting of stockholders for the election of the class of directors to which such director has been elected and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancy on our board of directors (other than in respect of an Apollo Board Nominee, the Searchlight Board Nominee or the ABRY Board Nominee) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any vacancy on our board of directors in respect of an Apollo Board Nominee will be filled only by individuals designated by Apollo and its affiliates, including the Apollo Funds, for so long as they beneficially own at least 5% of our issued and outstanding common stock. Any vacancy on our board of directors in respect of the Searchlight Board Nominee or the ABRY Board Nominee will be filled only by an individual designated by Searchlight or ABRY VIII, as applicable, for so long as the ownership of Searchlight and its affiliates or ABRY and its affiliates, as applicable, exceeds the applicable common stock ownership threshold.

At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Apollo and its affiliates, including the Apollo Funds, beneficially own at least 5% of our issued and outstanding common stock and there is at least one member of our board of directors who is an Apollo Board Nominee, then at least one director that is an Apollo Board Nominee must be present for there to be a quorum unless each Apollo Board Nominee waives his or her right to be included in the quorum at such meeting.
Certain Corporate Anti-takeover Provisions
Certain provisions in our certificate of incorporation, our bylaws and the Investor Rights Agreements summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock
Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, the powers, preference, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board of Directors
Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. For so long as at least 5% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, any vacancy on our board of directors in respect of an Apollo Board Nominee will only be filled by individuals designated by Apollo and its affiliates, including the Apollo Funds. For so long as Searchlight and its affiliates continue to hold at least 6,000,000 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock that Searchlight originally received in connection with the Rackspace Acquisition (after giving effect to the twelve-for-one stock split that was approved and effected on July 20, 2020 (the “Stock Split”)), any vacancy on our board of directors in respect of the Searchlight Board Nominee will only be filled by an individual designated by Searchlight. For so long as affiliates of ABRY continue to hold at least 11,122,514 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock ABRY and certain of its affiliates held at the closing of the acquisition of Datapipe Parent, Inc. (after giving effect to the Stock Split), any vacancy on our board of directors in respect of the ABRY Board Nominee will only be filled by an individual designated by ABRY VIII. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”
No Cumulative Voting
Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.

Special Meetings of Stockholders
Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, special meetings of the stockholders may be called only by the chairman of the board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.

Stockholder Action by Written Consent
Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders (other than Apollo and its affiliates, including the Apollo Funds, Searchlight and ABRY) who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year’s annual meeting of our stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
All of the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute
Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.
However, our certificate of incorporation includes provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions will not apply to any business combination between Apollo and any affiliate thereof, including the Apollo Funds, or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:

•	a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the certificate of incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.
Additionally, we would be able to enter into a business combination with an interested stockholder if:

•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.
In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Apollo and any affiliate thereof or their direct and indirect transferees.
This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amendment of Our Certificate of Incorporation
Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.

Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to alter, amend or repeal the following provisions of our certificate of incorporation:

•	the provision authorizing the board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

•	the provisions providing for a classified board of directors and the number of the directors, establishing the term of office of directors, setting forth the quorum of any meeting of the board of directors, relating to the removal of directors, specifying the manner in which vacancies on the board of directors and newly created directorships may be filled and relating to any voting rights of preferred stock;

•	the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

•	the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing for indemnification and advance of expenses of our directors and officers;

•	the provisions regarding competition and corporate opportunities;
•	the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes and the federal district courts of the United States will be the exclusive forum for causes of actions arising under the Securities Act of 1933, as amended (the “Securities Act”);

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class; and

•	the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class.
Amendment of Our Bylaws
Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors. However, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.
Certain Matters that Require Consent of Our Stockholders
The Investor Rights Agreements provide that until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 33% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Apollo and its affiliates, including, but not limited to:

•	other than in the ordinary course of business with vendors, customers and suppliers, acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•	other than in the ordinary course of business with vendors, customers and suppliers, disposition of any of our or our subsidiaries’ assets or equity interests, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year; and

•	merging or consolidating with or into any other entity, or transferring all or substantially all of the Company’s or our subsidiaries’ assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ credit facilities or note indentures (other than transactions among us and our wholly-owned subsidiaries).
The provisions of the DGCL, our certificate of incorporation, our bylaws and our Investor Rights Agreements could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Exclusive Forum Selection
Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants.

Notwithstanding the foregoing, the provisions of the foregoing paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States have exclusive jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or the rules and regulations thereunder. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing forum selection provisions. However, the enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether other courts would enforce the exclusive forum provisions in our certificate of incorporation. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Listing
Our common stock is listed on Nasdaq under the symbol “RXT.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.